May 28, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Advisors’ Inner Circle Fund (File No. 811-06400)

Ms. Fettig:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to Advisors’ Inner Circle Fund (the “Trust”), in a telephone conversation on April 28, 2015. The comments provided relate to the Trust’s annual reports as of December 31, 2014, filed on Form N-CSR (the “Reports”) and related filings of the Trust. Comments provided specifically relate to Hamlin High Dividend Equity Fund, Sarofim Equity Fund, Harvest Funds Intermediate Bond Fund, Citi Market Pilot 2030 Fund and Citi Market Pilot 2040 Fund (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Citi Market Pilot 2020 Fund, Citi Market Pilot 2030 Fund and Citi Market Pilot 2040 Fund are listed as active in EDGAR, although it appears that the Funds are no longer operational. Please confirm and mark as inactive in EDGAR if applicable.

Trust Response to Comment 1

The Trust agrees and Citi Market Pilot 2020 Fund has been marked as inactive in EDGAR and Citi Market Pilot 2030 Fund and Citi Market Pilot 2040 Fund will be marked as inactive in EDGAR once all the outstanding regulatory filings have been completed.

©2015 SEI	1

SEC Comment 2

Please update the series and class information in Edgar to include the ticker symbol to each applicable class of the Sarofim Equity Fund, if applicable.

Trust Response to Comment 2

The Trust agrees, the Sarofim Equity Fund has been update in EDGAR to include the ticker symbol.

SEC Comment 3

For the Form N-PX filing, filed in EDGAR on August 29, 2014, The Hamlin High Dividend Equity Fund did not appear to have any records filed. Additionally, the Citi Market Pilot 2020 Fund was listed in the filing even though it appears this Fund never launched.

Trust Response to Comment 3

The Trust agrees, and has filed an amended Form N-PX on May 20, 2015 to add the voting records for Hamlin High Dividend Equity Fund. The Trust confirms that the Citi Market Pilot 2020 Fund did not open and did not need to be included in the 2014 Form N-PX.

SEC Comment 4

In accordance with a memo issued to the Investment Company Institute on July 30, 2010 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for Harvest Funds Intermediate Bond Fund.

Trust Response to Comment 4

The Trust agrees, and will ensure that the Fund noted above, and other Funds as applicable, include a discussion of the effect of derivatives on fund performance in all subsequent MDFPs.

SEC Comment 5

In the MDFP for the Harvest Funds Intermediate Bond Fund, the narrative states that the return of 4.97% excludes the effects of dividends, however the same return is presented in the financial highlights which include the effects of dividends in the return.

Trust Response to Comment 5

The Trust agrees the MDFP inadvertently stated that the return excluded the effects of dividends when the return stated did include the effects of dividends.

SEC Comment 6

In the growth of a $10,000 investment line graph for Citi Market Pilot 2030 Fund and Citi Market Pilot 2040 Fund, how do the Citi Market Pilot 2030 and 2040 Indices meet the definition of broad based indices under the N-1a rules?

Trust Response to Comment 6

The Funds noted above liquidated on April 17, 2015 and will not be issuing further shareholder reports with such indexes.

©2015 SEI	2

SEC Comment 7

The Hamlin High Dividend Equity Fund invests in Class A of the SEI Daily Income Trust Government Fund. Are there any sales loads for investing in this class and how was this class deemed most appropriate for investment by the Fund.

Trust Response to Comment 7

The Hamlin High Dividend Equity Fund selected the Class A of the SEI Daily Income Trust Government Fund because it does not have a sales load and is the lowest fee class available for this fund.

SEC Comment 8

For the Citi Market Pilot 2030 Fund and the Citi Market Pilot 2040 Fund, please note that the sector weighting chart included with the schedule of investments, does not include derivatives.

Trust Response to Comment 8

The Trust agrees and will footnote the above Funds, and as applicable other Funds, to state that the chart does not include any investments in derivative contracts.

SEC Comment 9

For the Hamlin High Dividend Equity and the Harvest Funds Intermediate Bond Fund, please disclose the shares authorized and par value of the shares.

Trust Response to Comment 9

The Trust agrees and will include for the above Funds, and as applicable other Funds, authorized share and par value amounts.

SEC Comment 10

Sarofim Equity Fund discloses the NAV as the offering and redemption price per share, however, these funds charge a redemption fee if shares are redeemed within 90 days of purchase. Please disclose that the redemption price per share may differ depending on the length of time the shares have been held.

Trust Response to Comment 10

The Trust agrees, and the Fund, and other Funds in the Trust as applicable, will include a disclosure that the redemption price may differ depending on the length of time share have been held.

SEC Comment 11

For the Harvest Funds Intermediate Bond Fund, please disclose whether the Fund is diversified or not.

Trust Response to Comment 11

The Harvest Funds Intermediate Bond Fund is diversified and the notes to financial statements will be updated going forward. Additionally, other Funds in the Trust will include a disclosure whether the Fund is diversified or not.

©2015 SEI	3

SEC Comment 12

Please confirm that the expense limitation agreements for funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Consider modifying the disclosure related to recoupment of expenses previously waived.

Trust Response to Comment 12

The Trust confirms that expenses being recaptured are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The Trust will continually monitor amounts subject to recapture against the original expense cap at the time the expenses were waived and enhance the disclosures relating to previously waived fees subject to recoupment.

SEC Comment 13

Sarofim Equity Fund commenced operations via an in-kind contribution. Was this contribution in-kind disclosed in the initial prospectus filing? Please consult the staff when new funds are being started with an in-kind contribution to ensure proper disclosure in the initial prospectus filing.

Trust Response to Comment 13

The Trust notes that the Sarofim Equity Fund commenced operations via in-kind contributions from client separate accounts and not from pooled investment vehicles. The Trust is not aware of any provisions of Form N-1A or published SEC staff guidance that require related disclosure. The Trust will refer to any such guidance upon its publication in connection with future fund launches.

SEC Comment 14

For the Citi Market Pilot 2030 Fund and the Citi Market Pilot 2040 Fund, the notes to financial statements state that the funds may charge up to 0.25% on I Shares Class for distribution fees and additionally the note states that the distributor does not receive any compensation of I Shares Class. Please explain this statement as it appears contradictory.

Trust Response to Comment 14

The Funds noted above inadvertently stated that the may charge up to 0.25% on I Shares Class. This statement should read that the Funds note above may charge up to 0.25% on A Shares Class which was not operational at the time of the report.

©2015 SEI	4

Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,

/s/ Rami Abdel-Rahman

Rami Abdel-Rahman
Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie

Russell Emery

John Y. Kim

James J. Hoffmayer

Theresa McNamee

Stephen Connors

©2015 SEI	5